Exhibit 4.16

LICENSE AGREEMENT

Between

MEDIWOUND LTD
42 Hayarkon St, Yavne 8122745, Israel
("MediWound")

and

 L.R. RESEARCH AND DEVELOPMENT LTD
13 Harduf St., Omer 8496500, Israel
(“LR”)

WHEREAS, LR represents that it owns all rights in and to the patent application known as PCT/IL2009/000946 and (the "Patent"), which Patent relates to a wound dressing and methods of preparation and use thereof for promoting healing of wound bed. In particular, the wound dressing is advantageous for application to a debrided wound bed. The wound dressing comprises an open conduit polymeric foam matrix, and a hydrophilic polymer which is disposed in dry form on the inner surfaces of the conduits within the matrix (“the Dressing”); and

WHEREAS, MediWound wishes to receive, and LR is willing to grant to MediWound, an exclusive, perpetual, worldwide license to (i) the Patent and (ii) any related know-how owned by LR for use, to research, develop, make, have made, register, import, manufacture, use, sell, offer for sale, produce, commercialize and distribute, and grant sublicenses to do any of the foregoing in respect of, the Licensed Products (as hereinafter defined), all subject to and in accordance with the terms and conditions of this Agreement below.

NOW THEREFORE, THE PARTIES HERETO HAVE AGREED AS FOLLOWS:

1.	PREAMBLE, APPENDICES AND INTERPRETATION

1.1.	The Preamble and Appendices hereto form an integral part of this Agreement.

1.2.	In this Agreement the terms below shall bear the meanings assigned to them below, unless specifically stated otherwise:

1.2.1.
“Additional Inventions” shall mean, any and all Know-How proprietary to LR and/or any of its Affiliates, which is required and necessary and/or beneficial in the exploitation of the License and that are not included in the Licensed Information (as such term is defined below), which shall be provided to MediWound for no further consideration;

1.2.2
“Affiliate” shall mean, with respect to any party hereto, any person, organization or entity directly or indirectly controlling, controlled by or under common control with, such party.  For purposes of this definition only, “control” of another person, organization or entity shall mean the ability, directly or indirectly, to direct the activities of the relevant entity, and shall include, without limitation (i) ownership or direct control of fifty percent (50%) or more of the outstanding voting stock or other ownership interest of the other organization or entity, or (ii) direct or indirect possession, of the power to elect or appoint fifty percent (50%) or more of the members of the governing body of the organization or other entity;

1.2.3
“Competitor Product” shall mean any dressing intended for the treatment of wound management which is comprised of open conduits polymeric matrix (e.g., polyurethane) and a hydrophilic polymer (e.g., hyaluronic acid) or based on the technology described in the Patent or that the Product is the predicate device used to approve a 510K or CE mark of such Competitor Product.

1.2.4
“First Commercial Sale” shall mean, with respect to any Licensed Product in any country, the first commercial sale, in exchange for cash after obtaining all necessary regulatory approvals required in order to commercially sell and market the Licensed Product in such country, other than the use of the Licensed Product for testing purposes, and/or a sale for experimental, promotional, compassionate or test market purposes.

1.2.5
“Know-How” shall mean all and any inventions, products, materials, compounds, compositions, substances, methods, processes, techniques, know-how, technology, data, information, discoveries and other results of whatsoever nature, and any patents, copyrights, proprietary intellectual or industrial rights directly or indirectly deriving therefrom.

1.2.6	“License” shall bear the meaning ascribed thereto in clause 2.1 hereto.

1.2.7	“Licensed Information” shall mean (i) the Patent and (ii) any related Know-How owned by LR and/or its Affiliate, and related directly to the Patent.

1.2.8
“Licensed Product” shall mean any product, the development, making, having made, manufacturing, using, selling, offering for sale, sublicensing, importing, exporting, commercializing or distribution of which, would constitute, but for the License granted to MediWound pursuant hereto, an infringement of any issued claim within the Patent Rights (as defined below).

1.2.9
“Net Sales” shall mean the amounts actually received by MediWound, an Affiliate of MediWound or on arms-length sales of Licensed Product, less the following: (a) customary trade, quantity, or cash discounts to the extent actually allowed and taken; (b) amounts repaid or credited by reason of rejection or return or retroactive price reductions; (c) rebates and chargebacks; (d) bad debts; (e) transportation, freight charges (by land, sea or air) and insurance with respect to the supply of the Licensed Products to the extent such costs were added to the sales price of the Licensed Products; and (f) any customs, duties, sales, taxes, value added tax, or other governmental charges levied on the production, sale, transportation, delivery, or use of the Licensed Products.

1.2.10	“Patent” shall bear the meaning ascribed thereto in the recitals above.

1.2.11
“Patent Rights” shall mean any issued patent or any patent to be issued pursuant to the Patent, together with any continuations in whole, divisional or substitute patents, any reissues or re-examinations of any such application or patents, and any extension of the term of any such patent.

1.2.12
“Sublicence” shall mean any right granted, license given, or agreement entered into, by MediWound to or with any other person or entity, permitting any use of the Licensed Information and/or the Patents for the development and/or manufacture and/or marketing and/or distribution and/or sale of Licensed Products, and the term “Sublicensee” shall be construed accordingly.

1.2.13	“Territory” shall mean U.S.A., E.U. or the Rest of the World countries.

1.3.
In this Agreement, words importing the singular shall include the plural and vice-versa and words importing any gender shall include all other genders and references to persons shall include partnerships, corporations and unincorporated associations.

1.4	In the event of any discrepancy between the terms of this Agreement and any of the Annexes hereto, the terms of this Agreement shall prevail.

2	License and Sublicenses

2.1
LR hereby grants to MediWound, and MediWound hereby accepts from LR, an exclusive, perpetual, worldwide license under the Licensed Information to research, develop, make, have made, manufacture, use, sell, offer for sale, sublicense, import, export, commercialize and distribute, and grant sublicenses with respect to any and/or all of the foregoing, Licensed Products (the "License").

2.2
LR shall not have any right to grant any licenses or rights with respect to the Licensed Product(s) to any third party or to exercise any of such rights themselves. Without derogating from the foregoing, LR shall not, without MediWound's prior written consent, grant or enter into any agreement, arrangement or commitment according to which a third party is granted any rights which may derogate from or hinder MediWound’s ability to exercise the License.

2.3
Sublicense Grant.  MediWound shall be entitled to grant Sublicenses to third parties (and such third parties shall be entitled to grant further Sublicenses) at MediWound’s discretion, under the License granted pursuant to Section 2.1, provided LR’s rights are not adversely affected by such Sublicenses, and provided that MediWound shall guarantee performance of all financial liabilities hereunder by any Sublicensee. To remove any doubt, MediWound may sublicense all of its rights under this Agreement to any one entity, in addition to the grant of various Sublicenses under the License to various sub-licensees. For the avoidance of doubt, MediWound shall be entitled to conduct or to perform research in respect of the Licensed Product by means of any third party, and such conduct shall not be considered for the purposes of this Section 2.3 to be a grant of a sublicense.

2.4
Survival of Sublicense Agreements.  In the event of termination of the License, any Sublicense that has been granted by MediWound prior to the notice of termination of this Agreement, shall terminate to the extent that the License is terminated; provided, however, that, for each Sublicensee, upon termination of the License with MediWound, if the Sublicensee is not then in breach of its sublicense agreement with MediWound such that MediWound would have the right to terminate such sublicense, and if LR determines, exercising reasonable discretion, that said Sublicensee is capable of performing its obligations under a new license to be executed between the parties, then LR shall be obligated, at the joint request of such Sublicensee and MediWound, to enter into a new license agreement with such Sublicensee on either the same terms as those contained in this Agreement with such Sublicensee, or the same terms as those contained in the sublicense agreement, at the election of LR in its sole discretion, provided that such terms shall be amended, if necessary, to the extent required to ensure that such sublicense agreement does not impose any obligations or liabilities on LR which are not included in this Agreement, or impose any obligation or liability on MediWound.

3	Commercialization

3.1
MediWound undertakes, at its own expense, to use reasonable commercial efforts to develop and commercialize the Licensed Products. For the avoidance of doubt, MediWound shall be entitled to terminate the development or the commercialization of the Licensed Products once MediWound determines in good faith that such development or commercialization is no longer commercially reasonable, and in such an event the License granted hereunder shall terminate and all rights previously granted under said License shall revert back to LR.

3.2
MediWound shall, during the term of the License, fund, or shall obtain funding for, its expenses related to any development of any Licensed Product, including, inter alia, R&D, clinical trials, regulatory registrations, marketing, manufacturing & sales, as determined by MediWound.

3.3
Within thirty (30) days of the start of each calendar year, MediWound shall provide an update to LR with respect to its annual development plan regarding the development of the Licensed Products pursuant to this Agreement. The delivery of such update shall be for information purposes only and shall not constitute an obligation to execute any development plan and such update may be amended and/or revised at MediWound's sole discretion. MediWound's obligations to commercialize the Licensed Products shall be solely as set forth in Section 3.1 above.

3.4
For the removal of doubt, nothing contained in this Agreement shall be construed as a warranty by MediWound that any development or any commercialization to be carried out by it in connection with this Agreement will actually achieve its aims or any other results and MediWound makes no warranties whatsoever as to any results to be achieved in consequence of the carrying out of any such development. Furthermore, MediWound makes no representation to the effect that the commercialization of the Licensed Product(s), or any part thereof, will succeed, or that it shall be able to sell the Licensed Products in any quantity.

4	Royalty Payments

4.1
In consideration for the grant of the License, MediWound shall, upon the First Commercial Sale of any Licensed Product, pay to LR royalties at the rate of 10% (ten percent) of Net Sales in the calendar year of the Licensed Product (the “Royalty Payments”).

4.2
In consideration for the grant of the License and in respect of Sublicenses granted by MediWound to third parties pursuant to the terms hereof, MediWound shall pay sublicense fees to LR at the rate of ten percent (10%) of all consideration actually received by MediWound from the grant of such Sublicense to the Licensed Information or any part thereof, to the extent not considered as Net Sales and not intended to cover past or future R&D expenses (“Sublicense Fees”).

4.3	In the event that a Competitor Product will be marketed in a Territory, then the Royalty Payments and/or the Sublicense Fees will be reduce by 50% to 5% in the relevant Territory.

4.4
Within sixty (60) days after receiving Marketing Authorization to the Licensed Product in the U.S. or in the European Union, MediWound shall pay LR a one-time milestone payment in the amount of USD 64,000.

4.5
In calculating Net Sales and Sublicense Fees, all amounts shall be expressed in US Dollars and any amount received in a currency other than US Dollars shall be translated into US Dollars, in accordance with invoice date exchange rate.

5	Royalty Payments

5.1
As of the earlier of (i) the date on which the first Sublicense is granted hereunder, in the event that Sublicense Fees are due in respect of such grant in accordance with section 4.2 above or (ii) the date on which the First Commercial Sale is made hereunder, MediWound shall submit to LR, no later than sixty (60) days after the end of each calendar year, yearly reports detailing the payments due in respect of Sublicense Fees and/or Royalty Payments due to LR pursuant hereto. All such reports shall be treated as Confidential Information pursuant to Section 9 below.

5.2
Amounts payable to LR in terms of Section 4 shall be paid to LR (i) in respect of Royalty Payments, on a yearly basis, and no later than 60 (sixty) days after the end of each calendar year, commencing with the first calendar year in which Net Sales are made, (ii) in respect of Sublicense Fees, within sixty (60) days following the actual receipt by MediWound of the consideration in respect of which the applicable Sublicense Fee is being paid to LR.

5.3
Each payment due to LR hereunder shall be paid by wire transfer of funds to LR’s account number as shall be designated by LR, from time to time, at least sixty (60) days before the relevant payment is due.

5.4
If applicable laws require that taxes be withheld from any amounts due to LR under this Agreement, MediWound shall (a) deduct these taxes from the remittable amount, (b) pay the taxes to the proper taxing authority, and (c) deliver to LR a statement including the amount of tax withheld and justification therefore, and such other information as may be necessary for tax credit purposes. For the avoidance of doubt, the Royalty Payments and the Sublicense Fees shall be reduced by any withholding or similar taxes applicable to such payment, such that the actual maximum payment by MediWound shall not exceed the amounts or the rates provided in this Agreement.

5.5
MediWound shall maintain, and shall cause its Affiliates to maintain, complete and accurate records of Licensed Products sold under this Agreement, any amounts payable to LR in relation to such Licensed Products and which records shall contain information to reasonably permit LR to confirm the accuracy of any reports to LR under this Section 5, provided that in any event such records shall not be required to be any more detailed than those which MediWound or its Affiliates, respectively, generally maintain in their ordinary course of business.  MediWound and/or its Affiliates shall retain such records relating to a given calendar quarter for at least two (2) years after the conclusion of that calendar year, during which time LR shall have the right, at its expense, to cause an independent, certified public accountant, member of the big 5 accounting firms to inspect such records during normal business hours for the sole purpose of verifying any reports and payments delivered under this Agreement.  Such accountant shall not disclose to LR any information other than information relating to the accuracy of reports and payments delivered under this Agreement. The parties shall reconcile any underpayment or overpayment within thirty (30) days after the accountant delivers the results of the audit.  In the event that any audit performed under this Section 5.5 reveals an underpayment in excess of five percent (5%) in any calendar year, the audited party shall bear the full cost of such audit.  LR may exercise its rights under this Section 5.5 only once every year and only with reasonable prior notice to MediWound, and subject to prior coordination. Any such audit shall be made during MediWound’s normal business hours and shall not unreasonably interfere with the business of MediWound and shall be completed within a reasonable time.

6	TITLE TO INFORMATION AND INTELLECTUAL PROPERT

6.1
LR warrants and represents that any Know-How created, generated, made, conceived, developed, or reduced to practice prior to the date of the Effective Date, directly related to the Patent, is owned by LR and shall be considered part of the Licensed Information, and as such, covered by the License hereunder and exclusively licensed to MediWound hereunder. The results of any research conducted pursuant hereto, if conducted, shall be the sole property of MediWound. Other than as expressly stated herein, any Know-How directly or indirectly related to the Patent or the Licensed Information or any part thereof, created, generated, made, conceived, developed, or reduced to practice individually by either Party hereto or jointly by the Parties hereto, after the date of this Agreement, shall be owned by MediWound (the “MediWound Know How”).

6.2
Except as otherwise set forth in this Agreement, the provisions of this Agreement shall not be deemed to constitute a grant to any party of any license or other right with respect to any Know-How now or hereafter belonging to the other party and/or its Affiliates.

7	PATENT FILING; PATENT ENFORCEMENT; PATENT INFRINGEMENT

7.1
Patent Filing: The parties hereby agree that, except as otherwise set forth herein, MediWound shall, at MediWound’s expense as of the Effective Date and as long as this Agreement is in effect, record and maintain all patent rights with respect to the Licensed Information and the Know How and the MediWound Know How (hereinafter, the “Protected IP”), which shall be filed and maintained in accordance with the title rights described in section 6 above. The patent filing of the Protected IP shall be conducted by MediWound, and MediWound shall, in its sole discretion, determine in which countries to file, the timing of such filing, and the content of the patent filings with respect to same. LR shall provide MediWound with reasonable information relating to the Protected IP prosecution, maintenance, infringement, enforcement or other proceedings including, without limitation, copies of substantive communications, notices, actions, search reports and third party observations submitted to or received from patent offices. Provision of all such documentation and information from one party to the other shall be at no cost to the receiving party.

7.2	Patent Enforcement: In the event that LR becomes aware of any product that is made, used, or sold or any action that it believes infringes or misappropriates the Licensed Information and/or Additional Inventions, LR will promptly advise MediWound of all the relevant facts and circumstances known to them in connection with such infringement or misappropriation.

With respect to the Licensed Information and Additional Inventions, MediWound shall have the first right, but not the obligation, to bring an action against any third party suspected of infringement or misappropriation of same, and to control the defense of any declaratory judgment action alleging invalidity or non-infringement (or other action) relating thereto. If MediWound elects to bring such action against the third party, LR will fully cooperate with MediWound with respect to the investigation and prosecution of such alleged infringement or misappropriation, including the joining of LR and their Affiliates as parties to such action, as may be required by the law of the particular forum where enforcement is being sought. In the event that any such assistance shall impose financial obligations on LR, then LR shall inform MediWound and MediWound shall reimburse LR actual out of pocket expenses which have been approved by MediWound in advance and in writing; provided that in the event that MediWound does not approve such expenses, neither LR will be obligated to provide such assistance. All legal fees and other costs and expenses associated with any such action shall be borne exclusively by MediWound, and any recovery obtained as a result of such action shall first be applied to cover MediWound’s costs and expenses associated with the action, and then the remainder shall be retained by MediWound, subject to LR rights to receive Royalty Payments in the event that the funds received are awarded in lieu of lost Net Sales of the Licensed Product(s).

MediWound shall not compromise or settle the litigation without the prior written consent of LR which shall not be unreasonably withheld, provided, however, that such compromise or settlement may be made without the written consent of LR, if such settlement complies with all the following terms: (i) includes as an unconditional term thereof the giving by the claimant or plaintiff of a complete release of LR from all liability in respect of such claim or litigation, (ii) does not impose any obligation on LR not imposed under this Agreement and does not require LR to part with any rights or property not required to be parted with under the terms hereof.

Each party shall execute all necessary and proper documents, take such actions as shall be appropriate to allow the other party to institute and prosecute such infringement actions referred to in this Section 7.2, and shall otherwise cooperate in the institution and prosecution of such actions (including, without limitation, consenting to being named as a party thereto). Each party, in prosecuting any such infringement actions, shall keep the other party reasonably informed as to the status of such actions.

7.3
Patent Infringement: In the event that there are any third party intellectual property rights that are required by MediWound in order to exploit the Licensed information and the Additional Inventions (“Required IP”), and MediWound is able to procure a license to such Required IP, then MediWound shall be entitled to deduct payments due to third parties in respect of such Required IP from the Royalty Payments listed above, provided that the Royalty Payments listed above shall not be reduced under this section as a result of a license to the Required IP by more than fifty percent (50%).

7.4A
If a party lacks standing or wishes to be joined in order to bring or defend any suit, action or proceeding regarding infringement of patents hereunder, then the other party shall take all necessary actions, at the request of and at the expense of the requesting party, and shall execute all papers and perform such other acts as may be reasonably required under the circumstances, to enable such party to do so.

7.4
In the event that MediWound shall inform LR in writing at any time that it does not intend to record and/or maintain and/or file and/or prosecute and/or enforce any or all of the patent rights with respect to the Protected IP (except for the MediWound Know How) in a certain country or countries, then LR shall have the right to do so at their sole discretion and expense. In the event that LR do so record and/or maintain and/or file and/or prosecute the relevant patent rights, the License granted to MediWound under this Agreement in respect of such patent application and/or patent in such country shall terminate.

7.5	Patent Indemnification.

Without derogating from the provisions of clause 8.6 below, in the event that a third party files a claim of action against MediWound in a court of law arguing that the Licensed Information or any part thereof infringes upon any intellectual property rights of such third party (the “IP Claim”), then MediWound may decide, by providing written notice to LR (the “Escrow Notice”), that one third of any amounts and or royalties due from MediWound to LR under this Agreement (such one third to be referred to as “LR's Consideration”) shall be transferred by MediWound to an escrow account to be maintained by a reputable escrow agent mutually and reasonably acceptable to both parties (the “Escrow Agent” and the “Escrow Account”). In the event that MediWound shall have provided LR with the Escrow Notice and an Escrow Agent has been nominated, MediWound shall be entitled to continue transferring any and all of LR’s Consideration to the Escrow Account, until the earlier of (i) such time as the aggregate LR's Consideration transferred to the Escrow Account shall be equal to the amount claimed under the IP Claim plus any expenses and costs of MediWound reasonably incurred in connection therewith (including, reasonable attorney’s fees) or, (ii) a Determinative Decision (as defined below). In the event that the parties, within seven (7) days, have not agreed on the identity of an Escrow Agent, then the matter shall be referred to an arbitrator mutually agreed upon by the parties (the “Sole Arbitrator”). If the parties fail to agree upon the identity of the Sole Arbitrator within seven (7) days of the request to appoint such Sole Arbitrator, each party shall appoint an arbitrator, and such two (2) arbitrators shall appoint the Sole Arbitrator (after which the two arbitrators shall cease functioning as such).  Notwithstanding the foregoing, in the event that one of the remedies requested under such IP Claim is the enjoinment of MediWound from exercising any or all of its rights under the License, then MediWound shall be entitled to transfer LR’s Consideration to the Escrow Account until such time as a Determinative Decision has been made. In the event that the effect of any Determinative Decision is to enjoin MediWound from selling Licensed Products, or any Licensed Product, then all amounts in the Escrow Account shall be transferred to MediWound.

In the event that MediWound is required to make any payments to a third party pursuant to a Determinative Decision, MediWound shall be entitled to receive from the Escrow Account an amount equal to the payment MediWound is required to make to such third party plus any costs and expenses of MediWound reasonably incurred in connection therewith (including, reasonable attorney’s fees) (collectively, the “Reimbursable Amount”) and the balance of the amounts in the Escrow Account shall be transferred to LR. In the event that the amounts, if any, in the Escrow Account are insufficient to cover the Reimbursable Amount, MediWound shall be entitled to deduct the balance of the Reimbursable Amount from any future LR’s Consideration due to the LR following the date of the Determinative Decision.

For the purposes of this Section 7.5, a “Determinative Decision” shall mean a final (non-appealable decision) rendered by a court of competent jurisdiction.

8	Indemnification

8.1
MediWound shall indemnify, defend and hold harmless LR, its trustees, officers, directors, employees and agents and their respective successors, heirs and assigns (the "Indemnitees"), against liability, damage, loss or expense (including reasonable attorneys' fees and expenses of litigation) (“Losses”) incurred by or imposed upon the Indemnitees or any one of them by a legally authorized authority, in connection with any claims, suits, actions, demands or judgments arising out of:

8.1.1
the production, manufacture, sale, use in commerce or in human clinical trials, lease, or promotion by MediWound or by a Sublicensee, Affiliate or agent of MediWound of any Licensed Product, or any process or service relating to, or developed pursuant to the License by MediWound, or

8.1.2	any other activities to be carried out by MediWound pursuant to the License.

8.2
MediWound's indemnification under subsections 8.1.1 and 8.1.2 above shall not apply to any liability, damage, loss or expense to the extent that it is attributable to the gross negligence or intentional misconduct of the Indemnitees and shall apply solely to the extent such Losses are payable under a judgment of a competent court that has not been detained.

8.3
MediWound shall, at its own expense, provide attorneys reasonably acceptable to LR to defend against any actions brought or filed against any Indemnitee hereunder with respect to the subject of indemnity contained herein, whether or not such actions are rightfully brought.

8.4
LR shall indemnify and hold MediWound, its affiliates, and the officers, directors and employees and consultants of each of them, harmless from any and all liability, including liability for death or personal injury and reasonable attorney's fees, which results from gross negligence or willful misconduct of LR in performance of this Agreement.

8.5
As soon as reasonably possible after an indemnified party becomes aware of any potential liability hereunder, such indemnified party shall deliver written notice to the indemnifying party, stating the nature of the potential liability; provided, however, that the failure to give such notification shall not affect the indemnification provided hereunder except to the extent that the indemnifying party shall have been actually prejudiced as a result of such failure. The indemnifying party shall have the right to assume the defense of any suit or claim related to the liability if it has assumed responsibility for the suit or claim in writing; provided, however, if in the reasonable judgment of the indemnified party, such suit or claim involves an issue or matter which could have a materially adverse affect on the business, operations or assets of the indemnified party, the indemnified party may waive its rights to indemnity under this Agreement and control the defense or settlement thereof, but in no event shall any such waiver be construed as a waiver of any indemnification rights such indemnified party may have at law or in equity. In the defense of any claim or litigation, the indemnifying party shall not, except with the prior written consent of the other Party, enter into a settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such other Party a complete release from all liability in respect of such claim or litigation.

If the indemnifying party defends the suit or claim, the indemnified party may participate in (but not control) the defense thereof at its sole cost and expense; provided, however, that the indemnifying party shall pay the reasonable fees and costs of any separate counsel to the extent such representation is due to a conflict of interest between the parties.

8.6
In the event of the commencement of any action (including any governmental action) against LR resulting from or relating in any way to this Agreement, then the party with knowledge of the commencement of such action shall, within a reasonable time, notify the other party of such.

8.7	Security for Indemnification.

MediWound shall maintain, for the term of this Agreement and thereafter, insurance sufficient to cover its obligations under this Agreement as it customarily maintains for similar activities in the regular course of its business.

9	Confidentiality

9.1
Other than as expressly set forth herein, each party hereto (the “Recipient”) undertakes to treat and maintain, and to ensure that their Representatives (defined below) shall treat and maintain, in strict confidence and secrecy any information whether oral, visual or in written form, regarding (but not limited to) the existence or contents of this Agreement (the “Confidential Information”), and not to disclose, publish, or disseminate in any manner, any of the other Party’s (“Discloser”) Confidential Information (where MediWound’s Confidential Information shall include but shall not be limited to, the MediWound Know-How) including, without limitation, any aspect  thereof which may have been disclosed prior to the signature hereof, to a third party other than those of its Representatives with a need to know for the purpose of exercising the rights granted to the Recipient under this Agreement and performing its obligations hereunder (including, with respect to MediWound, in exercising the License) (the “Purpose”). In addition, the Recipient undertakes to treat and maintain (and to ensure that its Representatives treat and maintain) in strict confidence and secrecy and to prevent any unauthorized use, disclosure, publication, or dissemination of the Discloser’s Confidential Information, except for the Purpose. The Recipient undertakes not to disclose all or any of the Discloser’s Confidential Information to any person or body whatsoever, except that disclosure which may be made to their Representatives to the extent reasonably necessary for the Purpose. Each party shall assume full responsibility for breaches of this Agreement by its Representatives.

9.2	The Recipient shall:

(i)
safeguard and keep secret all the Discloser’s Confidential Information, and will not directly or indirectly disclose to any third party the Discloser’s Confidential Information without written permission of the Discloser;

(ii)
in performing its duties and obligations hereunder, use at least the same degree of care as it does with respect to its own confidential information of like importance but, in any event, at least reasonable care; and

(iii)
promptly notify the Discloser of disclosure of Discloser’s Confidential Information (or any part thereof) in compliance with any legal requirement, prior to such disclosure having been made to the extent possible, and in such event to disclose the minimum amount of information required for the purpose of the said legal requirement and/or cooperate with the Discloser in connection with the Discloser’s efforts to seek a protective order or other appropriate remedy to prevent such disclosure

9.3	The undertakings and obligations under sections 9.1 and 9.2 above shall not apply to any part of the Confidential Information which:

(i)
the Recipient establishes by its written records to the Discloser's satisfaction was Confidential Information known to the Recipient prior to disclosure by the Discloser, and that the Recipient has informed the Discloser, as soon as reasonably possible following the disclosure of such Confidential Information that such Confidential Information is previously known to the Recipient;

(ii)	was generally available to the public prior to disclosure by the Recipient;

(iii)	is disclosed to Recipient by a third party who is not bound by any confidentiality obligation, having a legal right to make such disclosure;

(iv)	has become through no act or failure to act on the part of the Recipient public information or generally available to the public;

(v)
the Recipient establishes by its written records was independently developed by the Recipient without reference to or reliance upon the Confidential Information and not in the framework of this Agreement;

(vi)	the Recipient has do disclose the Confidential Information under applicable law (including Securities Law).

9.4
Each Party hereto acknowledges that the other party’s Confidential Information is of special and unique significance to them and that any unauthorized disclosure or use of such other party’s Confidential Information could cause irreparable harm and significant injury to the other party that may be difficult to ascertain. Accordingly, any breach of this Agreement may entitle the aggrieved party in addition to any other right or remedy that it may have available to it by law or in equity, to seek remedies of injunction, performance and other relief, including recourse in a court of law.

9.5	Each party agrees to inform the other party of any breach or threatened breach of the provisions hereof by its Representatives.

9.6
The provisions relating to confidentiality in this Section 9 shall remain in effect during the term of this Agreement and for a period of ten (10) years thereafter, except as otherwise set forth in this Agreement, provided that at any time thereafter, each party shall treat the other Party’s Confidential Information with at least the same degree of confidentiality as it does with respect to its own confidential information of like importance.

9.7
“Representatives” shall mean employees, officers, agents, subcontractors, consultants, and/or any other person or entity acting on a party’s behalf, individually or collectively and which shall be exposed to Confidential Information.

9.8
For the avoidance of doubt, any time or other limitations with respect to the confidentiality undertakings included herein, shall not be construed as derogating from or limiting any intellectual property rights of the Parties hereto.

10	Representations and Warranties

10.1
LR hereby represents that it is has the full power and authority to enter into this Agreement and to convey the rights herein conveyed and that no third party has any rights whatsoever in or to any part of the Licensed Information (including the Patent).

10.2
LR represents that it has not assigned, transferred, conveyed or otherwise encumbered its right, title and interest in the Patent. LR further represents that entering this Agreement and performance thereof shall not constitute a breach of any agreement, contract, understanding and/or obligation, or any third party rights including its documents of incorporation, that it is currently bound by, and as long as this Agreement is effective and without derogating from the rights to terminate the Agreement pursuant to Section 12 below, shall not undertake any obligations which conflict with any of its obligations under this Agreement or that would diminish MediWound’s rights under this Agreement.

10.3
In addition, LR represents that, to the best of its knowledge, the commercialization of the Licensed Information and actions relating thereto, do not infringe upon any third party intellectual property rights. LR shall become aware of any such infringement or potential infringement, LR shall immediately notify MediWound of such.

11	Limitation of Liability

EXCEPT IN THE EVENT OF A WILLFUL OR FRAUDULENT MISREPRESENTATION BY LR IN RESPECT OF SECTIONS 10.2 AND 10.3 NO PARTY HERETO SHALL BE LIABLE TO ANY OTHER PARTY (WHETHER UNDER CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE), OR TO ANY THIRD PARTY FOR ANY INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES, INCLUDING, WITHOUT LIMITATION, FOR ANY LOSS OR DAMAGE TO BUSINESS EARNINGS, ANTICIPATED SALES, ANTICIPATED OR LOST PROFITS OR GOODWILL OR DOCUMENTATION SUFFERED BY THE OTHER PARTY AND/OR RELATED TO AND/OR CONNECTED WITH THE PERFORMANCE OF THIS AGREEMENT, EVEN IF SUCH PARTY IS ADVISED OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

12	Term and Termination

12.1
This Agreement shall be effective from the date the date of the last party to sign (the "Effective Date") and shall continue in full force and effect, unless earlier terminated, in accordance with this section 12.

12.2
Without derogating from any other remedies that any Party hereto may have under the terms of this Agreement or at law, each Party hereto shall have the right to terminate this Agreement forthwith upon the occurrence of any of the following:

(i)
the commission of a material breach by the other Party hereto of its obligations hereunder, and such other Party’s failure to remedy such breach within thirty (30) days after being requested in writing to do so; or

(ii)	the other party’s liquidation, whether voluntarily or otherwise, or its entering into any arrangement with its creditors.

12.3
Without derogating from the aforegoing, MediWound shall be entitled to terminate this Agreement at any time, in whole or in part, by giving LR 90 (ninety) days’ written notice of termination. MediWound shall have no obligation to compensate LR as a result of such termination.

12.4	The termination of this Agreement for any reason shall not relieve either Party hereto of any obligations which shall have accrued prior to such termination.

12.5
Upon termination of this Agreement, MediWound shall not be liable or responsible in any way for any continued research or other undertaking relating to this Agreement, and all rights granted to MediWound hereunder, including without limitation, with respect to the Patent, the License and the Licensed Information, shall expire.

12.6
Upon termination of this Agreement for whatever reason, each party shall immediately return to the other party or destroy all materials, reports, updates, documentation, written instructions, notes, memoranda, discs or records or other documentation or physical matter of whatsoever nature or description provided by the other party, except in the event that such material is owned by such Party pursuant to the terms of this Agreement.

12.7
Notwithstanding anything to the contrary herein, in the event of LR's material breach of this Agreement, and without derogating from any of MediWound rights in accordance with the law, MediWound shall have the right to continue all activities under the License and to terminate this Agreement and thereafter to continue utilizing LR’s Confidential Information for the exploitation of the License providing it continues to make Royalty Payments as provided hereunder unless a court shall determine otherwise.

12.8
The provisions of this Agreement which by their nature are intended to survive termination or expiration of this Agreement shall survive the termination or expiration hereof, as shall the following provisions hereof: 1, 2.4, 6, 9, 11, 12, 13, 14 and 15.

13	Notices

Any payment, notice or other written communication required or permitted to be made or given may be made or given by either Party by facsimile; by first‑class mail, postage prepaid; or by air courier to the mailing address or facsimile numbers set as below:

If to MediWound:
MediWound Ltd.
42 Hayarkon St. Yavne Israel
Attention:           General Counsel
Telephone:          972-77-971-4100
Facsimile:             972-77-971-4111

If to LR:
L.R. Research and Development Ltd.
13 Harduf St., Omer 8496500, Israel
Attention: Prof. Lior Rosenberg
Telephone: 972-54-521-2269

or to such other addresses or facsimile numbers as either Party shall designate by notice, similarly given, to the other Party. Notices or written communications shall be deemed to have been sufficiently made or given: (i) immediately, upon receipt, (ii) if mailed, seven (7) days after being dispatched by mail, postage prepaid; (iii) if by air courier, three (3) days after delivery to the air courier company; (iv) if by facsimile with confirmed transmission, within three (3) days of transmission; or (v) in any event, upon actual receipt.

14	Governing Law and Dispute Resolution

This Agreement shall be governed and interpreted according to the laws of the State of Israel. Any dispute arising from this Agreement shall be resolved exclusively by the competent Courts of Tel-Aviv, Israel, and by no other court or jurisdiction.

15	Miscellaneous

15.1	The headings in this Agreement are intended solely for convenience or reference and shall be given no effect in the interpretation of this Agreement.

15.2
This Agreement (including the Annexes attached hereto), constitutes the entire agreement between the Parties with respect to its subject matter and supersedes all prior agreements, arrangements, dealings or writings between the Parties.

15.3	This Agreement may not be varied except in writing signed by the Parties' authorized representatives.

15.4
This Agreement may be executed in any number of counterparts (including counterparts transmitted by fax), each of which shall be deemed to be an original, but all of which taken together shall be deemed to constitute one and the same instrument.

15.5
The rights and obligations of MediWound under this Agreement shall inure to its successors and assigns. MediWound shall be entitled, at any time, to assign this Agreement to an Affiliate of MediWound, provided MediWound shall remain jointly responsible for any and all financial liabilities hereunder. The rights of LR under this Agreement shall not be assignable in whole or in part, without MediWound's prior written approval, which will not be unreasonably withheld.

15.6
No waiver of a breach or default hereunder shall be considered valid unless in writing and signed by the Party giving such waiver and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature. No failure by any party hereto to take any action against any breach of this Agreement or default by another party hereto shall constitute a waiver of the former party's rights to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by such other party.

15.7
Should any part or provision of this Agreement be held unenforceable or in conflict with the applicable laws or regulations of any applicable jurisdiction, the invalid or unenforceable part or provision shall, provided that it does not go the essence of this Agreement, be replaced with a revision which accomplishes, to the extent possible, the original commercial purpose of such part or provision in a valid and enforceable manner, and the balance of this Agreement shall remain in full force and effect and binding upon the Parties hereto.

15.8
This Agreement shall make neither MediWound nor LR the agent or legal representative of the other. Neither MediWound nor LR is granted any right or authority to assume or to create any obligation or responsibility, expressed or implied, on behalf of or in the name of the other, with regard to any manner or thing whatsoever, unless otherwise specifically agreed upon in writing.

15.9
Without derogating from the provisions of clause 5.4 above, VAT will be added, where applicable, to all payments to be made hereunder and shall be paid against proper invoices. Any payments made herein are final and inclusive of all taxes and/or duties, of whatsoever nature, which are now or may hereafter be imposed with regard to the transaction, and/or this document or any document related to this document.

15.10	None of the provisions of this Agreement shall be enforceable by, any person who is not a party to this Agreement.

15.11	The remedies afforded to any of the parties hereto, whether hereunder, or under applicable law or otherwise, shall be cumulative in nature and not alternative.

IN WITNESS WHEREOF, each of the Parties has executed this Agreement and the Annexes hereto as of the date below.

MEDIWOUND LTD.	L.R. RESEARCH AND DEVELOPMENT LTD.
signature: /s/ Gal Cohen name: Gal Cohen designation: President & Chief Executive Officer	signature: /s/ Lior Rosenberg name: Lior Rosenberg designation: President signature: /s/ Sharon Malka name: Sharon Malka designation: Chief Financial & Operations Officer

Date: November 20, 2016	Date: August 28, 2016